

February 10, 2011

via U.S. mail and facsimile

Edward Bernstein, Chief Executive Officer
Propell Corporation
305 San Anselmo Avenue, Suite 300
San Anselmo, CA 94960

      RE: Propell Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed April 15, 2010
               File No. 000-53488

Dear Mr. Bernstein:

      We have reviewed your response letter dated January 13, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1. We note that you did not file Section 302 and Section 906 certifications with your Form 10-K/A. In accordance with Exchange Act Rule 13a-14, please refile your Form 10-K/A to include these certifications as Exhibits 31 and 32 to your Form 10-K/A. Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) and (32) of Regulation S-K. Also, please ensure that the revised certifications refer to the Form 10-K/A and that they and the Form 10-K/A signature page are currently dated.

Controls and Procedures, page 18

Disclosure Controls and Procedures, page 18

2. We note your response to comment seven in our letter dated December 17, 2010 and your revised disclosure. Specifically, we note your statement that "[t]he company has adopted and maintains disclosure controls and procedures that are designed to provide reasonable assurance . . . ." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future Exchange Act filings. In addition, in view of your revised conclusion that your internal control over financial reporting was ineffective, and the related restatements of your financial statements, please tell us how and why you were able to conclude that your disclosure controls and procedures were effective.

Internal Controls, page 19

3. We note your response to comment six in our letter dated December 17, 2010; however, we reissue the comment in part. As previously requested, please disclose in future filings when you anticipate complete remediation of any material weaknesses and significant deficiencies.

Executive Compensation, page 22

4. We note your response to comment 10 in our letter dated December 17, 2010 and your revised disclosure; however, it is unclear from your disclosure how you calculated the aggregate grant date fair value of the stock options granted to Messrs. Bernstein, Scapatici, and Wallace in 2009. Please note that Item 402(n)(2)(vi) of Regulation S-K requires you to disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please explain to us how you calculated these amounts and whether the grant date fair values were computed in accordance with ASC Topic 718. Additionally, we note your statement in footnote one to the Summary Compensation Table relating to the value of options granted in 2008. Please note that SEC Release No. 33-9089 (Dec. 16, 2009) clearly specifies that you should not disclose the dollar amount recognized for financial statement purposes for the applicable fiscal year. Please refer to page 26 of SEC Release No. 33-9089 for specific guidance regarding computation of aggregate grant date fair value of stock awards that were granted in a previous fiscal year. Please advise, and if necessary, please revise your Summary Compensation Table accordingly and include it in your supplemental response. Please comply with this comment in future filings.

5. We note your response to comment 10 in our letter dated December 17, 2010 and your revised disclosure relating to option awards in your Form 10-K/A. Based on the stock options awarded to certain of your named executive officers, it appears that you may have been required to include an Outstanding Equity Awards Table pursuant to Item 402(p) of Regulation S-K. Please advise, and if necessary, please provide this table in your supplemental response. Please comply with this comment in future filings.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 23

6. We note your response to comment 11 in our letter dated December 17, 2010; however, we reissue the comment. In future filings, please provide addresses for beneficial owners of more than five percent of any class of your voting securities for those owners that are not your executive officers or directors. See Item 403(a) of Regulation S-K. We note that Steven M. Rhodes and John C. Wolf no longer serve as officers and directors of your company.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Cash Flows, page F-6

7. Please tell us the nature of the adjusting entries for the acquisition of Crystal Magic of $872k, conversion of convertible stock to common stock of $1.8 million and reclass affiliate distribution, contributions, equity and AP due to change in control of $619k. It is unclear to us how these line items affected net income and would require an adjustment to reconcile net income and net cash flow from operating activities. Refer to 230-10-45-2 for guidance.

Note 4 – Website Assets, page F-10

8. We have read your response to comment 13 from our letter dated December 17, 2010. Please provide us a summary of the items capitalized that reconcile to the $501k that you present on the face of the balance sheet. You state on page F-10 that the website expenses of $501k relate to programming and development stage costs in your response letter dated January 13, 2011. ASC 350-50-55 and EITF 00-2 refers to the planning stage, application and infrastructure development stage, graphics development stage, content development stage and operating stage. Based on the above referenced stages, please tell us and clarify in future filings which stage you would classify your website costs of $501k. We note that you determined your website asset is indefinite lived and does not require amortization. Please tell us your consideration of ASC 350-40-35-4 that states the costs of computer software developed or obtained for internal use should be

amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use.

Amendment No. 1 to Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Amendment No. 1 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Amendment No. 1 to Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Item 4T. Controls and Procedures, page 14

9. In view of your restatements of your financial statements, please tell us how and why you were able to conclude that your disclosure controls and procedures were effective for each of the applicable periods. Please refer to Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2 – Section 302 Certifications

10. We note your response to comment 14 in our letter dated December 17, 2010; however, we reissue the comment in part. In future filings, including Amendment No. 2 to your Form 10-K/A, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer" in paragraph 5(a).

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010

Consolidated Statements of Cash Flows, page 4

11. We have read your response to comment 16 from our letter dated December 17, 2010. We note in your amended Form 10-Q for the quarter ended June 30, 2010 that you no longer present a reconciling adjustment for the write-down of assets from discontinued operations. Please tell us why you removed this reconciling item from your statement of cash flows in your amended report. If you removed this line item as a correction of an error, please amend your filing to provide the disclosure requirements of ASC 250-45-22 and 23.   This comment is also applicable to your Form 10-Q/A for the quarter ended September 30, 2010. Furthermore, if your board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required, concludes that any of your previously issued financial statements, covering one or more years or interim periods for which you are required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements, please file an Item 4.02 Form 8-K.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Liquidity and Capital Resources, page 14

12. We have read your response to comment 19 from our letter dated December 17, 2010. You state in your response that you updated your liquidity disclosure to provide a discussion of amounts due to the Small Business Administration. However, based on your liquidity disclosures on pages 13-14, it does not appear your disclosure was revised. Please show us what your disclosure will look in future filings.

     You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief